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03015084

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34790

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-02 (MM/DD/YY) AND ENDING 12-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GRANT BETTINGEN, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19900 MACARTHUR BLVD., #110
(No. and Street)

IRVINE, CA. 92612
(City) (State) (Zip Code)

RECEIVED MAR 07 2003 187 — PROCESSING SECTION D.C.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GRANT BETTINGEN (949) 851-5830
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BERGEVIN, BRUCE EMILE
(Name – *if individual, state last, first, middle name*)

736 EAST CHAPMAN AVENUE, ORANGE, CA. 92866
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, GRANT BETTINGEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GRANT BETTINGEN, INC., as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

GERALDINE THEILE
Commission # 1357597
Notary Public - California
Orange County
My Comm. Expires May 21, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRANT BETTINGEN, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2002

GRANT BETTINGEN, INC.

CONTENTS

BRUCE EMILE BERGEVIN
CERTIFIED PUBLIC ACCOUNTANT
736 EAST CHAPMAN AVENUE
ORANGE, CALIFORNIA 92866
(714) 532-9892
(714) 532-9867 FAX

Board of Directors
Grant Bettingen, Inc.

INDEPENDENT AUDITOR'S REPORT

I have audited the accompanying Statement of Financial Condition of Grant Bettingen, Inc. as of December 31, 2002 and the related Statements of Income, Changes in Stockholders' Equity and Cash Flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Grant Bettingen, Inc., as of December 31, 2002 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules A, B and C is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bruce E. Bergevin,
Certified Public Accountant

February 12, 2003

GRANT BETTINGEN, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Current Assets		
Cash		23,222
Securities		6,958
Accounts receivable-trade		104,622
Prepaid expenses		32,109
Total Current Assets		166,911
Furniture and Fixtures	75,902	
Less Accumulated Depreciation	< 67,213>	
Total Furniture and Fixtures		8,689
Other Assets		
Note receivable-officers	19,150	
Deposits	1,000	
Total Other Assets		20,150
Total Assets		195,750

LIABILITIES & STOCKHOLDER'S EQUITY

Current Liabilities		
Accrued expenses		83,920
Accounts payable		22,398
Total Current Liabilities		106,318
Stockholder's Equity		
Common stock, 1,000 shares authorized, 97 shares issued & outstanding	1,000	
Additional paid-in capital	233,293	
Treasury stock	< 22,775>	
Retained earnings <deficit>	<122,086>	89,432
Total Liabilities & Stockholder's Equity		195,750

The accompanying accountant's report and notes are an integral part of these financial statements.

GRANT BETTINGEN, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002

Income	
Commissions	1,877,424
Trading gains <Losses>	2,628
Total Income	1,880,052
General and Administrative Expenses	
(page 10)	1,917,700
Net Loss	< 37,648>
Other Income <Expense>	
Sublet rental income	6,700
Loss on sale of assets	< 142>
Interest & dividend income	37,036
Mark to market	80
Profit before income taxes	6,026
<Provision> benefit for income taxes	< 800>
Net Profit	5,226

The accompanying accountant's report and notes are an integral part of these financial statements.

GRANT BETTINGEN, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock	Additional Paid- in Capital	Treasury Stock	Retained Earnings
Balance, 12-31-01	1,000	233,293	< 22,775>	< 127,312>
Net profit				5,226
Balance, 12-31-02	1,000	233,293	< 22,775>	< 122,086>

The accompanying accountant's report and notes are an integral part of these financial statements.

GRANT BETTINGEN, INC.
STATEMENT OF CASH FLOWS USING THE INDIRECT METHOD
FOR THE YEAR ENDED DECEMBER 31, 2002

Net cash flow from operating activities:		
Net Profit	5,226	
Adjustments to reconcile net income to net cash from operating activities:		
Depreciation	2,382	
Decrease in receivables	5,090	
Decrease in securities	1,090	
Increase in prepaids/deposits	< 15,611>	
Decrease in accounts payable/ accrued expenses	< 9,550>	
Net cash flows from operating activities		< 11,373>
Cash flows from investing activities:		
Purchase of equipment	< 4,803>	
Net cash flows from investing activities		< 4,803>
Cash flows from financing activities:		
Issuance of note receivable	< 1,950>	
Net cash flows from financing activities		< 19,150>
Increase in cash and cash equivalents		< 35,326>
Cash and cash equivalents, beginning		58,548
Cash and cash equivalents, ending		23,222

Additional disclosures:

Cash paid during the year for:	
Income taxes:	800
Interest:	1,121

The accompanying accountant's report and notes are an integral part of these financial statements.

GRANT BETTINGEN, INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

1. **Significant accounting policies:**

Organization

The Company, a registered broker/dealer in securities, was incorporated under the laws of the State of California on March 6, 1980. The Company is an introducing broker who clears all transactions with and for customers on a fully disclosed basis and does not handle customer funds or securities. The Company is a member of the National Association of Securities Dealers, Inc., and is registered with the Securities Investor Protection Corporation.

The Company has an agreement with a clearing broker to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission (SEC) Rule 15c3-3 (k) (2) (ii).

Accounts receivable

No allowance for doubtful accounts has been made as required by generally accepted accounting principles. Because of the nature of the business, once income has been earned, payment is more than likely to be received. The Company has an excellent experience in collection of receivables.

Securities

Marketable securities and investments are valued at market value. The resulting difference between cost and market is charged to mark to market.

Furniture and fixtures

Furniture and fixtures are stated at cost. Depreciation is computed using the modified accelerated cost recovery system. The estimated lives of the depreciable assets range from five to seven years. Depreciation expense for the year is $2,382. Expenditures for renewals and betterment are capitalized and maintenance and repairs are charged against income. Upon sale or retirement of depreciable properties, the related cost and accumulated depreciation are removed from the accounts. Any gain or loss on sale or retirement is reflected in current earnings.

Income taxes

The books and records are kept on an accrual basis for both accounting and income tax purposes. For tax purposes, securities and investments are valued at market. Gains and losses on securities held for sale are recognized though not realized. Gains and losses on securities held for investments are not recognized until actually sold or disposed of. The unrecognized gain on investments as of December 31, 2002 was $80.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

2. Deferred income taxes

The company provides for deferred taxes on timing differences between amounts reported for financial and income tax purposes. Such differences relate principally to recognizing profits on the value of investments (mark to market) and prior net operating losses.

GRANT BETTINGEN, INC.
NOTES TO THE FINANCIAL STATEMENTS
(CONTINUED)
DECEMBER 31, 2002

3. Treasury stock

During 1996, the company acquired 3 shares of its common stock for $22,775.

4. Profit sharing plan

The company maintains a qualified profit sharing plan for all eligible employees. Vesting benefits occur at the current IRS period established for this type of plan. There is no declared contribution for the plan year ended December 31, 2002.

5. Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002 the Company had the specifically defined net capital of $28,002 which was $20,915 in excess of its required net capital. The company's net capital ratio was 3.80 to 1.

6. Commitments and Contingencies

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharged the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions. The Company does not anticipate nonperformance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

6. Commitments and Contingencies (continued)

Additionally, the Company is subject to credit risk if the Broker is unable to repay the balance in the Company's accounts. In accordance with the Agreement, all of the Company's property held by the Broker including, but not limited to, securities, deposits, monies and receivables are used as collateral to secure the Company's liabilities and obligations to the Broker.

The Company has entered into a sublease agreement for the use of it's office space, effective December 1, 2002. The following is a schedule of minimum future rental payments.

2003	87,883
2004	73,236

Rentals Under Operating Leases

The following is a schedule by years of minimum future rental on equipment operating leases:

Year Ending December 31	Amount
2003	3,252
2004	2,710
	5,962

GRANT BETTINGEN, INC.
GENERAL AND ADMINISTRATIVE EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2002

General and administrative expenses

Officer salary	68 ,500
Office salaries	108,951
Commissions	1,226,694
Advertising	2,296
Automobile & parking	15,040
Dues/subscriptions/fees	7,085
Depreciation	2,382
Clearing charges	94,281
Contributions	1,120
Education	2,876
Equipment/quotation rental	36,403
Insurance	99,950
Interest	1,121
Outside services	52,664
Office expense	7,474
Postage	9,226
Printing	1,698
Professional services	31,869
Rent	47,018
Regulatory fees	30,193
Repairs and maintenance	7,352
Sales promotion	9,842
Storage	2,432
Taxes-payroll	17,029
Taxes-personal property	225
Telephone	25,715
Travel	8,264
	1,917,700

The accompanying accountant's report and notes are an integral part of these financial statements.

BRUCE EMILE BERGEVIN
CERTIFIED PUBLIC ACCOUNTANT
736 EAST CHAPMAN AVENUE
ORANGE, CALIFORNIA 92866
(714) 532-9892
(714) 532-9867 FAX

Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Grant Bettingen, Inc.

I have audited the accompanying financial statements of Grant Bettingen, Inc. as of and for the year ended December 31, 2002, and have issued my report thereon dated February 12, 2003. My audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules A, B and C is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

In planning and performing my audit of the financial statements of Grant Bettingen, Inc. for the year ended December 31, 2002 I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the company, including tests of compliance with such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(11) and the reserve required by rule 15c3-3(e). I did not study the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by rule 17a-13; nor complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; nor in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3, as the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and

procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. My consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bruce E. Bergevin,
Certified Public Accountant

February 12, 2003

EXHIBIT A

GRANT BETTINGEN, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

Computation of Net Capital		
Total stockholder's equity		89,432
Deductions and/or charges		
Non-allowable assets:		
Prepaid expenses/deposits	33,109	
Equipment - net	8,689	
Note receivable	19,150	
		< 60,948>
Net capital before haircuts on securities		28,484
Haircuts on securities		
Other securities		< 482>
Net Capital		28,002
Computation of Basic Net Capital Requirement		
Minimum net capital required ($5,000 or 6-2/3% of aggregate indebtedness)		7,087
Excess net capital		20,915
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)		17,370
Aggregate Indebtedness		
Items included in statement of financial condition		
Accrued liabilities and expenses		106,318
Total aggregate indebtedness		106,318
Ratio: aggregate indebtedness to net capital		3.80 To 1

EXHIBIT B

GRANT BETTINGEN, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
(CONTINUED)
DECEMBER 31, 2002

Reconciliation with Company's Computation of Net Capital
SEC Rule 17a-5 (d) (4)

Net capital per December 31, 2002 FOCUS II (unaudited)		24,149
Increase in audited profit	3,474	
Increase in non allowable assets	< 4,621>	
Decrease in other deductions		
Fidelity bond deductible now 5,000	5,000	
Total audit changes		3,853
Net Capital - December 31, 2002 per Audit Report		28,002

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS

Grant Bettingen, Inc. relies on Section K(2)(b) of the Securities Exchange Rule 15c3-3 to exempt them from the provisions of the rule